Exhibit 99.1

March 10, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Greenfire Resources Ltd. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual Meeting
Meeting Date:	May 6, 2025
Record Date for Notice of Meeting:	April 4, 2025
Record Date for Voting (if applicable):	April 4, 2025
Beneficial Ownership Determination Date:	April 4, 2025
Class of Securities Entitled to Receive Notice of the Meeting:	Common Shares
ISIN:	CA39525U1075
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR Greenfire Resources Ltd.